PACIFIC BOOKER MINERALS INC.

FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

FOR THE THREE MONTH PERIOD ENDED

APRIL 30, 2006

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company disclosed that its auditors have not reviewed the unaudited financial statements for the period ended April 30, 2006.

PACIFIC BOOKER MINERALS INC.

BALANCE SHEETS

(Unaudited - Prepared by Management)

	April 30, 2006	January 31, 2006

ASSETS
Current
Cash and cash equivalents	$ 2,900,863	$ 384,746
Receivables	79,260	38,196
Exploration advances	-	89,013
Prepaids and deposits	58,124	20,359

	3,038,247	532,314

Mineral property interests	4,832,500	4,832,500
Deferred exploration costs	8,147,912	7,137,683
Property and equipment	55,632	54,564
Reclamation deposits	118,600	118,600

	$ 16,192,891	$ 12,675,661

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 569,693	$ 485,562
Amounts owing to related parties	14,742	35,513

	584,435	521,075

Long term liabilities	1,500,000	1,500,000

	2,084,435	2,021,075

Shareholders’ equity
Capital stock	27,521,304	23,482,104
Share subscriptions received	-	280,000
Contributed surplus	748,179	630,671
Deficit	(14,161,027)	(13,738,189)

	14,108,456	10,654,586

	$ 16,192,891	$ 12,675,661

On behalf of the Board:

“Gregory R. Anderson”	“Ruth Swan”
Gregory R. Anderson, CEO/Director	Ruth Swan, CFO

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - Prepared by Management)

	Three Month	Three Month
	Period Ended	Period Ended
	April 30,	April 30,
	2006	2005

ADMINISTRATION EXPENSES
Amortization	$ 3,463	$ 711
Consulting fees	1,031	28,285
Filing and transfer agent fees	28,277	12,719
Foreign exchange loss(gain)	64,486	29
Investor relations fees	98,862	28,338
Office and miscellaneous	26,486	4,303
Office rent	15,368	14,522
Professional fees	13,317	7,090
Salaries and benefits	-	7,367
Shareholder information and promotion	39,949	8,094
Stock-based compensation	117,508	106,457
Telephone	4,742	3,002
Travel	22,924	16,596

Loss before other income	436,413	237,513

Interest income	(13,575)	(2,098)

Loss for the period	422,838	235,415

Deficit, beginning of period	13,738,189	4,854,916

Deficit, end of period	$ 14,161,027	$ 5,090,331

Loss per share	$ 0.06	$ 0.04

Weighted average number of common shares outstanding	7,011,720	6,150,025

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CASH FLOWS

(Unaudited - Prepared by Management)

	Three Month	Three Month
	Period Ended	Period Ended
	April 30,	April 30,
	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (422,838)	$ (235,415)
Item not affecting cash:
Amortization	3,463	711
Loss on asset disposal	4,253	-
Stock-based compensation	117,508	106,457
Changes in non-working capital items:
(Increase)decrease in receivable	(41,064)	(17,910)
(Increase)decrease in prepaids and deposits	(37,765)	(28,331)
Increase(decrease) in accounts payable and accrued liabilities	(424,204)	79,261
Increase(decrease) in accounts payable to related parties	(26,215)	16,347

Net cash provided by (used in)operating activities	(826,862)	(78,880)

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests and deferred exploration costs (net of recovery)	(406,733)	(367,647)
Capital assets additions	(9,488)	-

Net cash used in investing activities	(416,221)	(367,647)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of capital stock	3,759,200	371,425
Share subscriptions	-	49,800

Net cash provided by financing activities	3,759,200	421,225

Change in cash and cash equivalents during the period	2,516,117	(25,302)

Cash and cash equivalents, beginning of period	384,746	443,754

Cash and cash equivalents, end of period	$ 2,900,863	$ 418,452

Supplemental disclosures with respect to cash flows (Note 9)

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

THREE MONTH PERIOD ENDED APRIL 30, 2006

1.	BASIS OF PRESENTATION

The financial statements contained herein include the accounts of Pacific Booker Minerals Inc. (the “Company”).

The interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements.  Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.  These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company’s latest annual report.  In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

The ability of the Company to realize the costs it has incurred to date on its properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral property interest.  To date, the Company has not earned significant revenues and is considered to be in the exploration stage

These financial statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.  Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs.  In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet is obligations.  Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

	April 30, 2006	January 31, 2006

Working capital (deficiency)	$ 2,453,812	$ 11,239
Deficit	(14,161,027)	(13,738,189)

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

THREE MONTH PERIOD ENDED APRIL 30, 2006

2.	SIGNIFICANT ACCOUNTING POLICIES

Mineral property interests and deferred exploration costs

The Company records mineral property interests, which consist of the right to explore for mineral deposits, at cost.  The Company records deferred exploration costs, which consist of costs attributable to the exploration of mineral property interests, at cost.  All direct and indirect costs relating to the acquisition and exploration of these mineral property interests are capitalized on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment.  If a mineral property interest is abandoned, the mineral property interests and deferred exploration costs will be written off to operations in the period of abandonment.

On an ongoing basis, the capitalized costs are reviewed on a property-by-property basis to consider if there is any impairment on the mineral property interest.  Management’s determination for the impairment is based on: i) whether the Company’s exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued;  ii) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future; or  iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work.  As at April 30, 2006, management believes that no impairment relating to the mineral property interests and deferred exploration costs was required.

The recorded cost of mineral property interests is based on cash paid and the assigned value of share consideration issued for mineral property interest acquisitions and exploration costs incurred. The recorded amount may not reflect recoverable value as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Cost recoveries consist of mining tax credits from the Province of British Columbia.  Claims for tax credits are accrued upon the Company attaining reasonable assurance of collection from the Canada Revenue Agency and from the Province of British Columbia.  As at April 30, 2006 and January 31, 2006, cost recoveries related solely to the Morrison claims and are recorded as a cost recovery of deferred exploration costs.

Asset retirement obligation

CICA Handbook Section 3110 “Asset Retirement Obligations” is effective for years beginning on or after January 1, 2004.  This standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset.  A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset.  The Company has determined that there are no asset retirement obligations at April 30, 2006.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

THREE MONTH PERIOD ENDED APRIL 30, 2006

2.	SIGNIFICANT ACCOUNTING POLICIES

Stock-based compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange (“TSX-V”) and the company’s stock option plan.  The fair value of stock options granted is determined using the Black-Scholes option pricing model and recorded as stock-based compensation expense over the vesting period of the stock options.

Comparative figures

Certain of the prior periods’ comparative figures have been reclassified to conform to the financial statement presentation adopted in the current period.

3.	LOSS PER SHARE

Loss per share is calculated using the weighted average number of shares outstanding during the period.

4.	MINERAL PROPERTY INTERESTS

	Balance		Balance
	January 31,		April 30,
	2006	Additions	2006
Canada
Morrison claims	$ 4,832,500	$ -	$ 4,832,500

	$ 4,832,500	$ -	$ 4,832,500

Hearne Hill claims

The Company holds a 100% interest in the Hearne Hill claims located in the Omineca District of the Province of British Columbia (“B.C.”).   The Company earned its 100% interest through an option agreement and is required to pay advance royalty payments of $100,000 per annum. The royalty payments may offset any net smelter royalty obligations.  The optionor retains a 4% net smelter returns ("NSR") royalty which may be acquired by the Company for a cash payment of $2,000,000.  During the year ended January 31, 2006, management decided to write off the property to operations.  The Hearne Hill claims are currently subject to a legal claim (Note 11).

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

THREE MONTH PERIOD ENDED APRIL 30, 2006

4.	MINERAL PROPERTY INTERESTS (cont’d...)

Morrison claims

During the year ended January 31, 2005, the Company acquired the remaining 50% interest in the Morrison claims. In order to obtain the remaining 50% interest, the Company agreed to:

i)

pay $1,000,000 to Falconbridge Limited (formerly Noranda Mining and Exploration Inc.)  ("Falconbridge") (paid), issue 250,000 common shares to Falconbridge (issued) and issue 250,000 share purchase warrants to Falconbridge exercisable at $4.05 per share until June 5, 2006 (issued) (exercised subsequent to quarter end);

	ii)	pay $1,000,000 to Falconbridge on or before October 19, 2005 (paid);

	iii)	pay $1,500,000 to Falconbridge on or before April 19, 2007 (accrued); and

	iv)	issue 250,000 common shares to Falconbridge on or before commencement of commercial production as defined in the agreement.

In the event the trading price of the Company’s common shares is below $4.00 per share, the Company is obligated to pay, in cash, the difference between $1,000,000 and the average trading price which is less than $4.00 per share multiplied by 250,000 common shares.

To ensure that Falconbridge will receive full payment for the mineral claims, the Company has agreed to execute a re-transfer of its 100% interest to Falconbridge if the Company fails to comply with the terms of the agreement.  This transfer will be held by a mutually acceptable third party.

On January 7, 2005, the Company signed an agreement to acquire an option for a 100% interest in additional claims in the Omineca District of B.C.  As consideration, the Company issued 45,000 common shares at a value of $180,000.

5.	DEFERRED EXPLORATION COSTS

	Three Month	Three Month
	Period Ended	Period Ended
	April 30,	April 30,
	2006	2005

Hearne Hill claims
Amortization	$ -	$ 64

	-	64

continued

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

THREE MONTH PERIOD ENDED APRIL 30, 2006

5.	DEFERRED EXPLORATION COSTS (cont’d...)

	Three Month	Three Month
	Period Ended	Period Ended
	April 30,	April 30,
	2006	2005

Morrison claims
Exploration
Camp and general	4,500	7,973
Subcontracts and labour	-	2,505
Assay	1,400	129
Travel	-	1,697
Staking/Recording	5,416	-
Amortization	704	456
Community Consultation
Geological and geophysical	232	7
Supplies and general	-	127
Subcontracts and labour	9,813	5,515
Travel	3,092	-
Promotion/Education	51	-
Environmental
Geological and geophysical	78,125	10,932
Supplies and general	9,183	838
Subcontracts and labour	10,072	1,586
Assay	11,384	-
Travel	-	126
Geotechnical/Hydrological
Geological and geophysical	110,515	394
Supplies and general	385	578
Subcontracts and labour	-	180
Assay	-	2,179
Metallurgical
Geological and geophysical	380	-
Subcontracts and labour	-	9,480
Scoping/Feasibility study
Geological and geophysical	132,872	36,083
Drilling	404,416	173,338
Supplies and general	108,118	39,267
Subcontracts and labour	97,182	65,917
Assay	12,563	4,242
Travel	9,826	4,554

	1,010,229	368,103

continued

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

THREE MONTH PERIOD ENDED APRIL 30, 2006

5.	DEFERRED EXPLORATION COSTS (cont’d...)

	Three Month	Three Month
	Period Ended	Period Ended
	April 30,	April 30,
	2006	2005

Total costs for the period	1,010,229	368,167

Balance, beginning of period	7,137,683	12,373,828

Balance, end of period	$ 8,147,912	$ 12,741,995

6.	LONG TERM LIABILITIES

	April 30,	January 31,
	2006	2006

Due to Falconbridge, non-interest bearing, secured by title to related mineral property interest and payable in the following installments:  $1,000,000 by October 19, 2005(paid) and $1,500,000 by April 19, 2007

	$ 1,500,000	$ 1,500,000

Current portion of long term liabilities	-	-

Long term liabilities	$ 1,500,000	$ 1,500,000

7.	CAPITAL STOCK

a)

In April 2006, the Company issued 970,200 units for total proceeds of $3,880,800 of which $280,000 was received prior to January 31, 2006.  Each unit is comprised of one common share and one share purchase warrant.  Each share purchase warrant will entitle the holder to purchase an additional common share at a price of $4.50 per share on or before April 11, 2008.

b)	In April 2006, the Company issued 2,000 common shares at a price of $4.50 per share on exercise of warrants for total proceeds of $9,000.

c)	In April 2006, the Company issued 36,000 common shares at a price of $4.15 per share on exercise of warrants for total proceeds of $149,400.

7.	CAPITAL STOCK (cont’d...)

Stock options

On April 20, 2006, the Company granted 105,000 stock options at an exercise price of $6.20 for a period of five years.

There were no stock options granted during the three month period ended April 30, 2005.

The following stock options were outstanding and exercisable at April 30, 2006:

Number of Shares	Exercise Price	Expiry Date

300,000	$ 5.00	July 2, 2007
290,000	$ 3.87	October 13, 2009
523,000	$ 4.00	October 4, 2010
105,000	$ 6.20	April 20, 2011

Warrants

The following share purchase warrants were outstanding and exercisable at April 30, 2006:

Number of Warrants	Exercise Price	Expiry Date

250,000	$ 4.05	June 5, 2006 (exercised subsequent)
115,000	$ 4.05	July 9, 2006 (10,000 exercised subsequent)
82,500	$ 4.25	October 12, 2006
41,030	$ 4.15	January 7, 2007
228,000	$ 4.15	March 11, 2007
520,450	$ 4.00	December 2, 2007
970,200	$ 4.50	April 11, 2008

8.	RELATED PARTY TRANSACTIONS

For the three month period ended April 30, 2006:

	a)	The Company paid or accrued $24,222 (2005 - $ nil) to a director for investor relations activities.

	b)	The Company paid or accrued $19,500 (2005 - $19,500) to a director for investor relations activities.

8.	RELATED PARTY TRANSACTIONS (cont’d...)

c)	The Company paid or accrued $18,550 (2005 - $ nil) to a director for project management services which have been capitalized to subcontracts on the Morrison claims.

d)	The Company paid or accrued $2,912 (2005 - $ nil) to the spouse of a director for administrative assistant services which have been capitalized to subcontracts on the Morrison claims.

e)	The Company paid $7,162 (2005 - $nil) to an officer of the company for accounting and management services.

f)

The Company paid $nil (2005 - $8,600) to a company controlled by a former common director for engineering consulting which was capitalized to subcontracts on the Morrison/Hearne Hill claims.  In addition, the Company paid $nil (2005 - $8,200) to this company controlled by a former common director for consulting services in relation to activities not related to exploration.

g)

The Company paid $nil (2005 - $5,600) to a former director for consulting services which have been capitalized to subcontracts on the Morrison/Hearne Hill claims.  In addition, the Company paid $nil (2005 - $13,600) to this former director for general consulting services in relation to activities not related to exploration.

h)	The Company paid $nil (2005 - $2,650) to an accounting firm in which a partner was a former director of the Company.

9.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the three month period ended April 30, 2006 were as follows:

a)	The Company completed a private placement of 970,200 units for total proceeds of $3,880,800, of which $280,000 was received prior to January 31, 2006.

b)	The Company recorded $508,335 of deferred exploration expense as accounts payable and $5,444 of deferred exploration expense as owing to related parties.

c)	The Company recorded $704 of amortization expense on property and equipment as deferred exploration costs.

d)	The Company expended exploration advances of $89,013 to deferred exploration costs.

9.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont’d...)

The significant non-cash transactions for the three month period ended April 30, 2005 were as follows:

a)	The Company completed a private placement of 228,000 units for total proceeds of $946,200, of which $574,775 was received prior to January 31, 2005.

b)	The Company issued 45,000 common shares for a total value of $180,000 for mineral property interests acquisition costs.

c)	The Company recorded $520 of amortization expense on property and equipment as deferred exploration costs.

10.	SEGMENTED INFORMATION

All of the Company’s operations are in the resource sector. The Company operates in Canada and the loss from operations for the current periods relate 100% to Canada.

11.	CONTINGENCY

During the three month period ended April 30, 2006, an optionor of the Hearne Hill property (Note 4) which adjoins the Company’s Morrison property has filed a Writ of Summons and Statement of Claim against the Company in respect to the option agreement on the Hearne Hill property, which it alleges is of no further force and effect and seeks the return of the Hearne Hill property and the area of interest around the Hearne Hill claims.  The Writ of Summons and Statement of Claim also includes a claim for the return of the Morrison property.  The amount of the claim has not been identified.  Management of the Company has indicated that it intends to defend the legal action.  The Company is of the view that the optionor has no right whatsoever to the Morrison property.  The ultimate liability, if any, arising from this claim is not presently determinable and will be recorded at the time of that determination.  The Company has filed a Counterclaim against the optionor for damages in the amount of $55,356 for breach of a contract.

12.	SUBSEQUENT EVENTS

Subsequent to the end of the period, the Company has issued 260,000 common shares on exercise of warrants for total proceeds of $1,053,000, and 7,000 common shares on exercise of options for total proceeds of $35,000.  The Company announced a private placement on June 15, 2006 consisting of 300,000 units.  Each unit consists of one share at a purchase price of $5.00 per share and one warrant to purchase an additional share at a price of $6.00, exercisable for a period of two years.  The Company has granted 216,000 options to directors and employees at an exercise price of $5.25 for a period of 5 years.

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These interim financial statements have been prepared in accordance with Canadian GAAP.  Material variations in the accounting principles, practices and methods used in preparing these interim financial statements from principles, practices and methods accepted in the United States ("United States GAAP") are described and quantified below.

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

April 30, 2006 Restated	January 31, 2006 Restated

	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$ 3,038,247	$ -	$ 3,038,247	$ 532,314	$ -	$ 532,314
Mineral property interests	4,832,500	(140,000)	4,692,500	4,832,500	(140,000)	4,692,500
Deferred exploration costs	8,147,912	(8,147,912)	-	7,137,683	(7,137,683)	-
Property and equipment	55,632	-	55,632	54,564	-	54,564
Reclamation deposits	118,600	-	118,600	118,600	-	118,600

	$ 16,192,891	$ (8,287,912)	$ 7,904,979	$ 12,675,661	$ (7,277,683)	$ 5,397,978

Current liabilities	$ 584,435	$ -	$ 584,435	$ 521,075	$ -	$ 521,075
Long term liabilities	1,500,000	-	1,500,000	1,500,000	-	1,500,000
Shareholders’ equity (deficiency)	14,108,456	(8,287,912)	5,820,544	10,654,586	(7,277,683)	3,376,903

	$ 16,192,891	$ (8,287,912)	$ 7,904,979	$ 12,675,661	$ (7,277,683)	$ 5,397,978

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	Three Month	Three Month
	Period Ended	Period Ended
	April 30,	April 30,
	2006	2005

Loss for the period, Canadian GAAP	$ (422,838)	$ (235,415)
Adjustments:
Deferred exploration costs	(1,010,229)	(368,167)
Contributed executive services	(9,750)	(9,750)

Loss for the period, United States GAAP	$ (1,442,817)	$ (613,332)

Basic and diluted loss per common share, United States GAAP	$ (0.21)	$ (0.10)

Weighted average number of common shares outstanding, United States GAAP	7,011,450	6,150,025

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	Three Month	Three Month
	Period Ended	Period Ended
	April 30,	April 30,
	2006	2005

Cash flows provided by operating activities, Canadian GAAP	$ (826,862)	$ (78,880)
Amortization	704	520
Mineral property interests and deferred exploration costs (net of recovery)	(496,450)	(368,167)
Exploration advances	89,013	-

Cash flows used in operating activities, United States GAAP	(1,233,595)	(446,527)

Cash flows used in investing activities, Canadian GAAP	(416,221)	(367,647)
Mineral property interests and deferred exploration costs (net of recovery)	406,733	367,647

Cash flows (used in) provided by investing activities, United States GAAP	(9,488)	-

Cash flows provided by financing activities, Canadian GAAP and United States GAAP	3,759,200	421,225

Change in cash and cash equivalents during the period	2,516,117	(25,302)

Cash and cash equivalents, beginning of period	384,746	443,754

Cash and cash equivalents, end of period	$ 2,900,863	$ 418,452

Restatements

a)

The Company has restated its reported results under United States GAAP for fiscal 2006 to properly account for the application of Emerging Issues Task Force (“EITF”) No. 04-02 – “Whether Mineral Rights are Tangible or Intangible Assets”.  Previously, the Company adopted the provisions of EITF 04-02 for fiscal 2006.  The Company has determined that the provisions of EITF 04-02 should have been adopted for fiscal 2005.

The effect of the restatements for United States GAAP purposes was an increase in mineral property interests of $4,512,500 and a reduction of deficit of $4,512,500 as at January 31, 2006 & 2005; and a reduction in loss for the year ended January 31, 2005 of $4,512,500.

The restatements under United States GAAP had no effect on the Company’s primary financial statements and related notes prepared in accordance with Canadian GAAP (other than Note 13.)

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Mineral property interests and deferred exploration costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value.  Previously, under United States GAAP, mineral property interests and deferred exploration costs are expensed as incurred.  Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs.  Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred.  Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced.  Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Effective for reporting periods beginning after April 29, 2004, the Company has adopted the provisions of EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets” which concluded that mineral rights are tangible assets.  Accordingly, effective for the fiscal year ended January 31, 2005, the Company capitalizes costs related to the acquisition of mineral rights.

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors.  Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability.  Under United States GAAP, any difference between the market price of the Company's stock and the fair value of the flow-through shares must be recorded as a liability, if a premium is paid by investors, or as an asset if investors are purchasing the shares at a discount.  The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

Stock-based compensation

Under United States GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) encourages, but does not require, companies to establish a fair market value based method of accounting for stock-based compensation plans.  The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”).  Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.  Effective February 1, 2003, the Company elected to follow the fair value method of accounting for stock-based compensation.

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Stock-based compensation (cont’d...)

Under Canadian GAAP, the Company accounts for stock-based compensation as disclosed in Note 2.  Accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for stock-based compensation for the three month periods ended April 30, 2006 and 2005.

Asset retirement obligations

Under United States GAAP, Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets.  Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life.  The Company has determined that there are no asset retirement obligations as at April 30, 2006 and January 31, 2006.

Under Canadian GAAP, the Company was not required to record asset retirement obligations as at January 31, 2004.  As described in Note 2, the Company has determined that there were no asset retirement obligations as at April 30, 2006 and January 31, 2006.

Contributed executive services

Pursuant to SAB Topic 1:B(1) and the last paragraph of SAB 5:T, the Company is required to report all costs of conducting its business.  Accordingly, the Company has recorded the fair value of contributed executive services provided to the Company at no cost as compensation expense, with a corresponding increase to contributed surplus, in the amount of $9,750 and $9,750 for the three months ended April 30, 2006 and 2005, respectively.

New accounting pronouncements

In December 2004, Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”) which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.  A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

New accounting pronouncements (cont’d...)

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”).  SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

i)

Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and nonpublic entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value whereas under SFAS 123, all share-based payment liabilities were measured at their intrinsic value.

ii)

Nonpublic entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price if it is not practicable to estimate the expected volatility of the entity’s share price.

iii)

Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

iv)

Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification whereas SFAS 123 required that the effects of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award’s value immediately before the modification determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value,  classifying an award as equity or as a liability and attributing compensation cost to reporting periods.  SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force No. 96-18 “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods and Services” (“EITF 96-18”).  SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”.  Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005.  Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005.  For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

In May 2005, FASB issued Statement of Financial Accounting Standards No. 154 Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”), which is effective for fiscal years ending after December 15, 2005.  SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis.

The adoption of these new pronouncements are not expected to have a material effect on the Company's financial position or results of operations.

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Canadian pronouncements

In January 2005, the CICA issued the following new accounting standards, effective October 1, 2006.

CICA Handbook Section 1530:  “Comprehensive Income” establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income.  The adoption of this new standard by the Company is not expected to have a material impact.

CICA Handbook Section 3251:  “Equity” establishes standards for the presentation of equity and changes in equity during the reporting period.  The adoption of this new standard by the Company is not expected to have a material impact.

CICA Handbook Section 3855:  “Financial Instruments - Recognition and Measurement” establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses.  Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income until these assets are no longer included on the balance sheet.  The adoption of this new standard by the Company is not expected to have a material impact.